Caledonia Mining Corporation

Suite 1201 • 67 Yonge Street • Toronto
Ontario • Canada • M5E 1J8
Tel: +1(416) 369-9835
Fax: +1(416) 369-0449
www.caledoniamining.com

PRESS RELEASE

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Revised Dial-in Details for Management Conference Calls on August 13, 2013

August 12, 2013: Caledonia Mining Corporation ("Caledonia") announces the following revised dial-in details for the Q2 management conference calls to be held on August 13 at 0900 British Summer Time and a second conference call at 0900 Eastern Daylight Time.

In addition to the usual audio facility, the revised dial-in details will allow participants to follow the Q2 results presentation by logging into the URL shown below.

Revised dial-in details are as follows:

Details for the UK Call at 0900 (BST) August 13, 2013	
UK toll-free	0808 237 0030
UK toll-paid	+44 20 3139 4830
Participant code (to access the basic audio service)	51596286#
Participant URL to access the on-line presentation for the UK call	https://arkadin-event.webex.com/arkadin-event/onstage/g.php?t=a&d=701062715
Participant logon and pincode to access the on-line presentation for the UK call	641383

Details for the North American Call at 0900 (EDT) August 13, 2013	
North American toll-free number	1 866 928 7517
North American toll-paid number	1 718 873 9077
Participant code (to access the basic audio service)	51596286#
Participant URL to access on-line presentation for the North American call	https://arkadin-event.webex.com/arkadin-event/onstage/g.php?t=a&d=702195406
Participant logon and pincode to access the on-line presentation for the North American call	641433

Further information regarding Caledonia's operations along with its latest financials and Management's Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation
Mark Learmonth
Tel: +27 11 447 2499
marklearmonth@caledoniamining.com

Numis
John Prior/Jamie Loughborough/
James Black
Tel: +44 20 7260 1000

Newgate Threadneedle
Graham Herring/Adam Lloyd
Tel: +44 20 7653 9850

WH Ireland
Adrian Hadden/Nick Field
Tel: +44 20 7220 1751

CHF Investor Relations
Juliet Heading
Tel : +1 416 868 1079 x 239
juliet@chfir.com